Aetos Capital Long/Short Strategies Fund, LLC

c/o Aetos Alternative Management, LLC

875 Third Avenue

New York, NY 10022

October 7, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Vincent DiStefano, Division of Investment Management

Re:     Aetos Capital Long/Short Strategies Fund, LLC (File No. 333-168615)

Dear Mr. DiStefano:

Thank you for your telephonic comments and those of Jeff Long, from the Office of the Chief Accountant of the Securities and Exchange Commission, regarding the registration statement on Form N-14 (the “Registration Statement”) for Aetos Capital Long/Short Strategies Fund, LLC (“Long/Short”), concerning a proposed merger between Long/Short and Aetos Capital Opportunities Fund, LLC (“Opportunities” with each of Long/Short and Opportunities being a “Fund”), filed with the Securities and Exchange Commission on August 6, 2010. Below, we describe the changes made to the Registration Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. Additionally, we have included the changed pages showing our edits made in response to your comments. These changes will be reflected in Pre-Effective Amendment No.1 to the Registration Statement, which is expected to be filed on or about October 12, 2010.

Comment 1.	Please rename the column “Pro Forma Combined Fund” to “Pro Forma Long/Short Combined Fund” that is set forth under the headings “Synopsis - Fee Table,” “The Merger - Capitalization Table (unaudited)” and “Financial Statements” of the Registration Statement.

Response 1. The requested revisions have been made.

Comment 2.	Please move the example illustrating the effect of expenses that is currently set forth after the footnotes to the “Synopsis - Fee Table” portion of the Registration Statement to before such footnotes.

Response 2. The requested revision has been made.

October 7, 2010

Comment 3.	Please set forth in the Registration Statement a footnote under the heading “Synopsis - Fee Table” the time frame in which it is anticipated that the current members of Opportunities will recoup costs associated with the merger.

Response 3. A footnote has been added, which sets forth the time frame in which it is anticipated that the current members of Opportunities will recoup the costs associated with the merger.

Comment 4.	The Registration Statement states that the costs of the merger will be borne wholly by Opportunities. Please explain why none of the costs are borne by Long/Short, if the merger also will be in the best interests of Long/Short and its members.

Response 4. As set forth in the Registration Statement in item 4 under “The Merger - The Board’s Considerations,” Opportunities would incur approximately $300,000 in ongoing annual expenses before it could liquidate upon the receipt of proceeds from the liquidation of its remaining investments. These annual expenses would continue indefinitely until such time as all sidepockets have been liquidated, and would continue at a minimum through 2013. In addition, “Other Expenses” for Opportunities will be reduced by 0.23%, while Long/Short’s “Other Expenses” will be reduced by 0.01%. Accordingly, the merger is expected to lead to significant savings for the investors in Opportunities, even after accounting for the estimated $150,000 in merger expenses. The benefits to the investors in Long/Short are of a much smaller magnitude than the benefits to the investors in Opportunities. Disclosure has been added to the Registration Statement to further clarify the Board’s consideration of the foregoing.

Comment 5.	Please indicate whether the Funds will receive an opinion of counsel regarding the tax consequences of the merger.

Response 5. The Funds will not receive a tax opinion concerning the tax consequences of the merger. Unlike most registered investment companies, the Funds are taxed as partnerships rather than as regulated investment companies under Subchapter M of the Internal Revenue Code (“RICs”). Unlike a merger of RICs, a merger of partnerships is generally not a taxable event. Accordingly, the Funds’ merger does not need to comply with the formal requirements of Section 368 of the Internal Revenue Code or another statutory provision in order to qualify as a tax-free transaction. As such, the Funds have not requested an opinion of counsel regarding the tax consequences of the merger.

Comment 6.	Please include an introduction to that portion of the Registration Statement entitled “Financial Statements” that includes a description of the transaction, the entities involved and the time period covered by the pro forma financials.

Response 6. The requested revisions have been made.

October 7, 2010

Comment 7.	According to the pro forma fee tables provided in the Registration Statement, expenses for current members of Opportunities will increase following the merger. Please disclose this fact more prominently and further explain the countervailing benefits to members of Opportunities from the merger, if any.

Response 7. While the bottom line “Total Annual Expense” ratio has increased for investors in Opportunities, the reason for the increase is the difference in “Acquired Fund Fees and Expenses.” “Acquired Fund Fees and Expenses” vary from year to year, primarily based on the performance of, and therefore the incentive fees payable to, the acquired funds. These numbers vary widely from year to year and are of no predictive value. “Other Expenses,” which will be reduced from 0.36% to 0.13%, are relatively stable from year to year and are appropriate expense numbers for purposes of comparing before and after expenses. We have added a footnote explaining this.

Comment 8.	Please set forth additional disclosure regarding the differences between the investment strategies and risks of each Fund and the corresponding consequences of these in the Registration Statement.

Response 8. Disclosure has been added highlighting the differences between the investment strategies of each Fund in the side-by-side comparison under “Synopsis - Comparison of Opportunities and Long/Short.” Also, the last sentence of the first paragraph under “Risk Factors” is intended to disclose that the principal risks enumerated therein are identical with respect to an investment made in each Fund.

Comment 9.	Please either delete or move to another section of the Registration Statement the portion of the first paragraph under the heading “Principal Risk Factors” that does not related to risk factors of the Funds.

Response 9. This language has been deleted from the Registration Statement.

Comment 10.	Please revise the final sentence of the first paragraph under the heading “Principal Risk Factors” of the Registration Statement to reflect the differences in the principal risks of Long/Short and Opportunities. Correspondingly, please break out the various principal risk factors of each Fund.

Response 10. The Funds believe that the principal risk factors are identical with respect to an investment made in each of Long/Short and Opportunities. While certain ancillary risks may vary between the Funds,

October 7, 2010

the principal risks remain the same for both Long/Short and Opportunities. Therefore, the Funds have respectfully left the original language of the final sentence of the first paragraph under the heading “Principal Risk Factors” on page 7 of the Registration Statement, as well as the risk factors themselves, unchanged.

Comment 11.	Please discuss supplementally why the Board of Opportunities feels as though there is a limited the universe of investment opportunities that are consistent with the investment objectives and policies of Opportunities, when the investment objectives and policies of Long/Short appears more restrictive.

Response 11. Opportunities was launched in 2005 with the intention to invest in smaller and/or emerging managers with specialized strategies focused on niche markets, often with lock-up periods of two years or more. Managers fitting these criteria were particularly hard hit during the recent financial crisis, and few compelling investment opportunities in these strategies exist.

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As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3206. We Thank you.

Best Regards,

/s/ Jefferey D. LeMaster
Jefferey D. LeMaster
Clifford Chance US LLP